1999 BROADWAY LIMITED PARTNERSHIP
                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                   May 5, 2005

VIA EDGAR AND FACSIMILE

Ms. Cicely Luckey
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

      Re:   1999 Broadway Associates Limited Partnership
            Form 10KSB for the year ended December 31, 2004
            File No. 000-20273

Dear Ms. Luckey:

      We are responding on behalf of 1999 Broadway Associates Limited Partnership ("1999 Broadway") to your letter of comment, dated April 19, 2005, with respect to the above-referenced filing by 1999 Broadway with respect to 1999 Broadway's 10-KSB for the year ended December 31, 2004.

      In this regard, this letter will respond to the one comment set forth in your letter of April 19, 2005.

Comment: As stated on page 21, "Deferred Lease Termination Fee has been deferred and is being amortized into income for financial statement purposes until such time as a new tenant occupies the vacated space." Supplementally tell us what the basis in GAAP was for determining when to recognize the termination fee into income.

Response: 1999 Broadway Associates Limited Partnership (the "Partnership") is a publicly held but not traded limited partnership which owns a single office building with a garage.

      In December 2001, a tenant paid a lease termination fee to the Partnership. The property mortgage holder maintained control of the cash proceeds in a reserve account to be used for future tenant improvements. We believe that the proceeds of the lease termination fee would not immediately accrue to the benefit of the Partnership; therefore, the Partnership amortized the fee to income to more closely match the anticipated cash benefits to be received.

                                                  Sincerely,


                                                  /s/ Thomas C. Staples
                                                  Thomas C. Staples

                                7 Bulfinch Place
                                    Suite 500
                           Boston, Massachusetts 02114

                                   May 5, 2005

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549

      Re:   1999 Broadway Associates Limited Partnership
            Form 10KSB for the year ended December 31, 2004
            File No. 000-20273

Gentlemen:

Reference is made to the Annual Report on Form 10-KSB for the year ended December 31, 2004 filed by 1999 Broadway Associates Limited Partnership ("1999 Broadway") with the Securities and Exchange Commission (the "Commission").

1999 Broadway hereby acknowledges that:

1. 1999 Broadway is responsible for the adequacy and accuracy of the disclosure made in the material that is filed with the Commission.

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filed material; and

3. 1999 Broadway may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

1999 BROADWAY ASSOCIATES
 LIMITED PARTNERSHIP

By: Winthrop Financial Associates, A Limited Partnership
    Managing General Partner


    By: /s/ Thomas C. Staples
        -------------------------
        Thomas C. Staples
        Chief Financial Officer